

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Linghui Kong
Chief Executive Officer
Bitdeer Technologies Group
08 Kallang Avenue
Aperia Tower 1, #09-03/04
Singapore 339509

 Re: Bitdeer Technologies Group
 Registration Statement on Form F-4
 Filed March 8, 2023
 File No. 333-270345

Dear Linghui Kong:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed March 8, 2023

BSGA's Board's Review of Valuation, page 135

1. We note your non-reliance on your outdated projections and your consideration of certain selected financial information to support a revised valuation of Bitdeer. In this regard, explain how the significant drop in the valuation of Bitdeer ($4.5 billion reduced to $1.18 billion) provided the Board an "adequate basis" to support consummation of the merger.

<u>BSGA's Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 190</u>

2.   Please revise to update the discussion indicating that you have not selected any specific
        business combination target.

<u>Critical Accounting Policies</u>
<u>Net Income per Common Share, page 194</u>

3.   Please revise to explain how the estimation uncertainties impact your computation of net
        loss per share.

<u>Bitdeer's Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 220</u>

4.   We note the selected unaudited financial information for the year ended December 31,
        2022 disclosed on page 142. Tell us what consideration you gave to discussing and
        analyzing your preliminary results, with disclosure addressing whether such results reflect
        trends consistent with your historical results, and why only preliminary financial
        information is available. Also consider disclosing such information in the forepart of the
        filing.

<u>Experts, page 272</u>

5.   We note that you have also included audited financial statements of Blue Safari Group
        Acquisition Corp. as of December 31, 2022. Revise to update the disclosure regarding the
        statement of experts. Refer to Item 10.G of Form 20-F.

<u>Annex D: Valuation Reports of Royson Valuation Advisory Limited, page D-1</u>

6.   Please include Royson's updated Valuation Report supporting the revised valuation of
        Bitdeer.

<u>Exhibit 99.10, page II-2</u>

7.   The representation included as Exhibit 99.10 indicates that the registration statement on
        Form F-4 relates to the proposed initial public offering in the United States of the
        Company's ordinary shares to be represented by American depositary shares in
        connection with the business combination. However, we note that, pursuant to the Third
        Amendment, the parties agreed to remove the American Depository Share structure
        previously contemplated under the Second Amended Merger Agreement and instead issue
        ordinary shares of BTG as considerations to be paid. Please revise the description of the
        registration statement in your representation, accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Will Cai